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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X                Form 40-F
                            -----                        -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                 Yes                              No   X
                     ------                          -----


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
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July 24, 2003

Korea Electric Power Corporation ("KEPCO") expects that over next few years through several instances, the Republic of Korea ("Korea") will make contribution in kind of certain electric facilities that are currently under the management of the Ministry of Defense of Korea to KEPCO. KEPCO plans to issue certain amount of common stocks to Korea in return for the contribution.

The total value of the contribution is estimated to be 44.7 billion Korea Won, and the amount of common stocks to be issued for such contribution is estimated to be 2,350,000 shares, or 0.37% of total outstanding common stocks.

As a result of this contribution, Korea's direct ownership of KEPCO is estimated to increase to 32.6% (indirectly, 54.1%) from currently 32.4% (indirectly 53,9%). The first contribution in the amount of 14.7 billion Korea Won is expected to be made during the balance of 2003.

The required amendment to the Articles of Incorporation of KEPCO to accommodate such contribution is currently proposed to be resolved at the Extraordinary Shareholders' Meeting to be held on July 31, 2003 as set forth in the Form 6-K filed with the U.S. Securities and Exchange Commission on July 14, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KOREA ELECTRIC POWER CORPORATION

                                          By:  /s/ Do-shik Lee
                                             ----------------------------------
                                             Name:  Do-Shik Lee
                                             Title: Head of Treasury Department

Date: July 24, 2003